SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Amendment No. 1

Under the Securities Exchange Act of 1934

SpringBig Holdings, Inc.
(Name of Issuer)

Common Stock, $0.0001 per share
(Title of Class of Securities)

85021Q108
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85021Q108	13G/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS

L1 Capital Global Opportunities Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	5	SOLE VOTING POWER

4,400,000 shares of common stock (1)
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		4,400,000 shares of common stock (1)
	8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,400,000 shares of common stock (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (2)
12	TYPE OF REPORTING PERSON
FI

(1)	The total number of shares of common stock beneficially owned by L1 Capital Global Opportunities Master Funds Ltd. (“L1 Capital”) consists of 1,575,000 shares of common stock and 2,825,000 shares of common stock issuable upon conversion of a Senior Secured Convertible Note with outstanding principal of $5,261,929 (the “Note”). The Note is convertible at $1.00 per share. This amount beneficially owned does not include (i) 2,436,929 shares of common stock issuable upon conversion of the Note at $1.00 per share; nor (ii) 586,980 shares of common stock issuable upon exercise of warrants (the Warrants”) to purchase common stock exercisable at $1.00 per share. Conversion of the Note and exercise of the warrants are subject to a 9.99% beneficial ownership limitation. On January 16, 2024, the Issuer entered into a debt settlement agreement with L1 Capital under which the Note and Warrant were cancelled.

(2)	Based on 44,053,502 shares of common stock outstanding as of November 12, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023.

CUSIP No. 85021Q108	13G/A	Page 3 of 5 Pages

Item 1. Security and Issuer.

(a)	Name of Issuer:

SpringBig Holdings, Inc.

(b)	Address of Issuer:

621 NW 53rd Street, Ste. 260, Boca Raton, Florida 33487

Item 2. Identity and Background.

(a)	Name of Person Filing:

L1 Capital Global Opportunities Master Fund, Ltd.

(b)	Address of Principal Business Office or, if none, Residence:

161A Shedden Road, 1 Artillery Court PO Box 10085 Grand Cayman, Cayman Islands KY1-1001

(c)	Citizenship or Place of Organization:

Cayman Islands

(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share.

(e)	CUSIP Number:

85021Q108

Item 3.

Not applicable.

CUSIP No. 85021Q108	13G/A	Page 4 of 5 Pages

Item 4. Ownership.

(a)	The information required by Items 4(a)-(c) is set forth in Rows (5)-(9) and Row (11) of the cover page and is incorporated herein by reference.

(b)	The percentage set forth on Row (11) of the cover page for the reporting person is based on 44,053,502 shares of common stock outstanding as of November 12, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023.

(c)	David Feldman and Joel Arber are the Directors of L1 Capital Global Opportunities Master Fund Ltd. As such, L1 Capital Global Opportunities Master Fund Ltd, Mr. Feldman and Mr. Arber may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 4,400,000 shares of common stock. To the extent Mr. Feldman and Mr. Arber are deemed to beneficially own such shares, Mr. Feldman and Mr. Arber disclaim beneficial ownership of these securities for all other purposes.

(d)	The total number of shares of common stock beneficially owned by L1 Capital Global Opportunities Master Funds Ltd. (“L1 Capital”) consists of 1,575,000 shares of common stock and 2,825,000 shares of common stock issuable upon conversion of a Senior Secured Convertible Note with outstanding principal of $5,261,929 (the “Note”). The Note is convertible at $1.00 per share. This amount beneficially owned does not include (i) 2,436,929 shares of common stock issuable upon conversion of the Note at $1.00 per share; nor (ii) 586,980 shares of common stock issuable upon exercise of warrants (the Warrants”) to purchase common stock exercisable at $1.00 per share. Conversion of the Note and exercise of the warrants are subject to a 9.99% beneficial ownership limitation. On January 16, 2024, the Issuer entered into a debt settlement agreement with L1 Capital under which the Note and Warrant were cancelled.
Item 5.

Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 85021Q108	13G/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

	By:	L1 Capital Global Opportunities Master Fund Ltd.

February 9, 2024	By:	/s/ David Feldman
David Feldman, Director